Exhibit (a)(1)(L)
The Carlyle Group
News Release
For Immediate Release
January 18, 2007
Carlyle Commences Tender Offer to Acquire ElkCorp
New York, NY — Global private equity firm The Carlyle Group today announced that CGEA Holdings, Inc. (“Parent”), a wholly owned subsidiary of Carlyle Partners IV, L.P., is commencing, through its wholly owned subsidiary CGEA Investor, Inc. (“Purchaser”), a cash tender offer to purchase all the outstanding shares of common stock, par value $1.00 per share (the “Shares”), of ElkCorp (NYSE:ELK) (the “Company”), a Delaware corporation, and the associated Series A Participating Preferred Stock purchase rights (the “Rights”) at a price of $40.50 per share net to the seller in cash (subject to applicable withholding taxes), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 18, 2007 (the “Offer to Purchase”) and the related Letter of Transmittal (which together, as amended, supplemented or otherwise modified from time to time constitute the “Offer”). The Offer is being made in connection with the Amended and Restated Agreement and Plan of Merger, dated as of January 15, 2007, among Parent, Purchaser and the Company (the “Merger Agreement”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company and the Company will be the surviving corporation (the “Merger”).
Parent and Purchaser today will file with the Securities and Exchange Commission a tender offer statement on Schedule TO setting forth in detail the terms of the Offer. The Company today will file with the Commission a solicitation/recommendation statement on Schedule 14D-9 setting forth in detail, among other things, the recommendation of the Company’s board of directors that the Company’s stockholders accept the Offer and tender their shares pursuant to the Offer to Purchase. As previously announced, the Company’s board of directors, acting upon the unanimous recommendation of the special committee, unanimously (with two directors who are senior executives of the Company abstaining) recommended that the holders of the Shares accept the Offer and tender their shares pursuant to the Offer.
The Offer will expire at 12:00 midnight on February 14, 2007, unless extended in accordance with the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission. The offer will be subject to customary conditions, including anti-trust and other regulatory clearances.
Merrill Lynch & Co is acting as dealer-manager for the Offer. The Special Committee of the board of directors of the Company (“Special Committee”) received an opinion, dated January 14, 2007, of Citigroup Global Markets Inc. (“Citigroup”), the Special Committee’s financial advisor, to the effect that, as of the date of such opinion and based upon and subject to the factors and assumptions set forth in such opinion, the consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than Parent, Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders, and the Company’s board of directors received an opinion, dated January [14], 2007, of UBS Securities LLC (“UBS”), the board of directors’ financial advisor, to the effect that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth in such opinion, the consideration to be received in the Offer and the Merger, taken together by holders of Shares (other than Parent, Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders. Debevoise & Plimpton LLP is legal counsel to The Carlyle Group, and Wachtell, Lipton, Rosen & Katz is legal counsel to ElkCorp.
The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company. Parent and Purchaser, will file with the Securities and Exchange Commission a tender offer statement on Schedule TO, and will mail an offer to purchase, forms of letter of transmittal and related documents to the Company’s stockholders. The Company will file with the Securities and Exchange Commission, and will mail to the Company’s stockholders, a solicitation/recommendation statement on Schedule 14D-9. These documents contain important information about the Offer and stockholders of the Company are urged to read them carefully when they become available. Stockholders of the Company will be able to obtain a free copy of these documents (when they become available) at http://www.elk.com and the website maintained by the Securities and Exchange Commission at http://www.sec.gov/ or by contacting the information agent for the Offer, Innisfree M&A Incorporated at (212) 750-5833 or (888) 750-5834 (toll free).
Forward Looking Statements. This release contains some forward-looking statements as defined by the federal securities laws which are based on our current expectations and assumptions, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, projected or implied. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.
# # #
For further information:
The Carlyle Group
Chris Ullman
(202) 729-5399
ElkCorp:
Stephanie Elwood
(972) 851-0472
or
MacKenzie Partners Inc.
Dan Burch or Bob Marese
(212) 929 5405
# # #
About ElkCorp
ElkCorp, through its subsidiaries, manufactures Elk brand roofing and building products (90% of consolidated revenue) and provides technologically advanced products and services to other industries. Its common stock is listed on the New York Stock Exchange (NYSE:ELK). www.elkcorp.com
About The Carlyle Group
The Carlyle Group is a global private equity firm with $46.9 billion under management. Carlyle invests in buyouts, venture & growth capital, real estate and leveraged finance in Asia, Europe and North America, focusing on aerospace & defense, automotive & transportation, consumer & retail, energy & power, healthcare, industrial, technology & business services and telecommunications & media. Since 1987, the firm has invested $24 billion of equity in 576 transactions for a total purchase price of $101.8 billion. The Carlyle Group employs more than 740 people in 16 countries. In the aggregate, Carlyle’s portfolio companies have more than $68 billion in revenue and employ more than 200,000 people around the world. www.carlyle.com